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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
                            OR 15d-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of        September, 1999

                   GOLDEN OCEAN GROUP LIMITED
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         (Translation of registrant's name into English)

      P.O. Box 265, Suite 6, Tower Hill House, Le Bordage,
             St. Peter Port, GY1 3QU Channel Islands
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             (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  / X /      Form 40-F  /  /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  /  /         No  / X /

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________________________.]



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The following is the text of a press release dated September 14,
1999:

          GOLDEN OCEAN REACHES ACCORD WITH BOND HOLDERS

Marking the completion of a year of negotiations between Golden Ocean Group, its financial advisor Chase Securities Inc. and Holders of its Senior Notes, Chairman Fred Cheng and President Robert Knutzen today announced in New York a successful resolution to discussions on securing the company's financial future.

The negotiations with Bond holders have resulted in a proposed plan of reorganization of Golden Ocean Group bond debt. The accord extends the life of the bonds and reduces the face value. Bond Holders will also receive 90% of the significant economic equity with Mr. Cheng and the management team retaining voting control in the restructured company. The management team led by Fred Cheng and Robert Knutzen continues to manage the company on a day to day basis. A new corporate Board will be established.

Citing continued faith in the company's view that the VLCC market shows considerable promise the Senior Note deal provides the company with breathing room through the short term while sector fundamentals work themselves out. The restructured debt reduces the bondholder debt to $153 million with interest accreting at 10% for 3 years thus reducing company debt service by $30 million a year. All parties to the transaction, including Bond Holders, and the company's secured lenders, contributed to the resolution.

Fred Cheng commenting on the resolution said, " The agreement ensures the company will continue to pursue its ambitious goals. That the restructuring took almost a year to achieve is a testament to the size and complexity of our plans for the company. Its final resolution is an affirmation of our vision. Our tasks now are to continue to build the most modern, safe and efficient VLCC fleet in the world."

Representatives of the steering committee for the bondholders indicated their support for the restructuring and for the company. "This should give the company the breathing room it needs for the VLCC market to turn around and the company's original premise to be fulfilled," one of the members stated.

Management also announced today the charter and financing of its next 2 vessels with option for a third vessel to Swedish owner operator Stena Bulk. The first two Hitachi built hulls are expected to be delivered in mid to late October and the beginning of November. The Stena announcement comes on the heels of Shell's bareboat charter of the recently delivered Opalia and after the news of strong first half of the year trading results.



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The company also recently settled legal proceedings with SA
Marine Corporation, charterer of 7 of Golden Ocean Group's dry bulk carriers, following a Rand 250 million capital injection into SA Marine by its shareholders

Golden Ocean currently has an ordered fleet of nineteen vessels; seventeen VLCCs and one Panamax bulk carrier. This includes seven vessels that Golden Ocean companies have options on. The total ordered fleet amounts to over 5.2 million dwt. Golden Ocean's fleet currently stands at 18 modern delivered vessels; ten bulk carriers and 8 VLCCs, totaling 3.3 million dwt.



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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GOLDEN OCEAN GROUP LIMITED
                                        (registrant)

Date: September 14, 1999          By: /s/ Fred W.Y. Cheng
                                      _________________________
                                      Fred W.Y. Cheng
                                      Chairman







































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